                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

              HATTERAS MULTI-STRATEGY TEI INSTITUTIONAL FUND, L.P.
                       (Name of Subject Company (Issuer))

              HATTERAS MULTI-STRATEGY TEI INSTITUTIONAL FUND, L.P.
                       (Name of Filing Person(s) (Issuer))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                David B. Perkins
                           8540 Colonnade Center Drive
                                    Suite 401
                          Raleigh, North Carolina 27615
                                  919-846-2324
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                             Michael P. Malloy, Esq.
                           Drinker Biddle & Reath LLP
                                One Logan Square
                           Philadelphia, PA 19103-6996
                                  215-988-2700

                               September 28, 2007
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation: $3,000,000          Amount of Filing Fee: $92.10 (b)
                       (approximately 5%
                       of 8/31 NAV) (a)

(a)  Calculated as the aggregate maximum value of Interests being purchased.

(b)  Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: _______________________________
     Form or Registration No.: _____________________________
     Filing Party: _________________________________________
     Date Filed: ___________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

- Hatteras Multi-Strategy TEI Institutional Fund, L.P. (the "Fund") is offering to purchase Interests (as defined below) in the Fund (the "Offer") in an amount up to approximately 5.00% of the net assets of the Fund (or $3,000,000 as of August 31, 2007) from partners of the Fund (the "Partners") at their net asset value (that is, the value of the Fund's total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Partner desires to tender, after giving effect to all allocations, including any incentive allocation) calculated as of the Repurchase Date (as defined below), less any Repurchase Fee (as defined below) due to the Fund in connection with the repurchase. As used in this Schedule TO, the term "Interest" or "Interests" refers to the limited partnership interests in the Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Partner's Interest as the context requires. Partners that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Standard Time on October 26, 2007 (the "Initial Notice Due Date"), subject to any extension of the Offer made in the absolute discretion of the Fund's Board of Directors. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Partners to tender an Interest for purchase is called the "Notice Due Date," and is the date upon which the Offer expires. The net asset value of Interests will be calculated for this purpose as of December 31, 2007, or at a later date determined by the Fund if the Offer is extended (in each case, the "Repurchase Date").

- The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for the fiscal year ending on or after the Repurchase Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine


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

     the final amount paid for tendered Interests. Since the Fund's fiscal year end is March 31, 2008, the Fund expects that the audit will be completed by the end of May 2008.

- A Partner may tender its entire Interest or a portion of its Interest; however, the minimum value of a repurchase is $50,000, subject to the discretion of the general partner to allow otherwise. If a Partner tenders a portion of its Interest in an amount that would cause the Partner's capital account balance to fall below the required minimum account balance of $1,000,000, Hatteras Investment Management LLC (the "General Partner") reserves the right to reduce the amount to be repurchased from the Partner so that the required minimum capital account balance is maintained or to repurchase the remainder of the Partner's Interest in the Fund. See Item 4(a)(1)(ii).

- A Partner who tenders an Interest prior to holding such Interest for 12 consecutive months may be subject to a "Repurchase Fee" payable to the Fund equal to 5.00% of the amount requested to be purchased, to be netted against withdrawal proceeds.

- If a Partner tenders its Interest and the Fund purchases that Interest, the Fund will issue the Partner a non-interest bearing, non-transferable promissory note (the "Note") entitling the Partner to receive an amount equal to the unaudited net asset value of the Interest tendered (valued in accordance with the Fund's Amended and Restated Agreement of Limited Partnership dated as of November 29, 2006 (as it may be amended, modified or otherwise supplemented from time to time, the "Partnership Agreement")) determined as of the Repurchase Date.

- The Note will entitle the Partner to receive an initial payment in cash (valued according to the Partnership Agreement) equal to at least 90% (100% in the case of a Partner that tenders less than its entire Interest) of the unaudited net asset value of the Interest tendered by the Partner that is accepted for purchase by the Fund (the "Initial Payment"). The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.

- In the case of a Partner that tenders its entire Interest, the Note will also entitle the Partner to receive a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. Final adjustments of payments in connection with the repurchased Interests generally will be made promptly after the completion of the annual audit of the Fund. Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Partner. The Note will be held by UMB Fund Services, Inc. (referred to herein as "UMBFS" or the "Administrator") on the Partner's behalf. Upon a written request by a Partner to UMBFS, UMBFS will mail the Note to the Partner at the address of the Partner as maintained in the books and records of the Fund. See Item 4(a)(1)(ii).

- Partial Interests will be repurchased on a "first in-first out" basis (i.e., the portion of the Interest repurchased will be deemed to have been taken from the earliest capital contribution made by such Partner (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Partner (as adjusted) until such capital contribution is decreased to zero).

- The Offer is being made to all Partners of the Fund and is not conditioned on any minimum amount of Interests being tendered. If the Fund accepts the tender of the Partner's Interest, the


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     Fund will make payment for Interests it purchases from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings. The purchase amount will be paid entirely in cash, less any Repurchase Fee due to the Fund in connection with the repurchase. See Item 4(a)(1)(ii).

- Partners that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Standard Time, on Friday, October 26, 2007 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Partners have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Partner's tender of an Interest on or prior to November 26, 2007 (i.e., the date 40 business days from the commencement of the Offer), a Partner will also have the right to withdraw its tender of its Interest after such date. See Item 4(a)(1)(vi).

- If a Partner would like the Fund to purchase its entire Interest or any portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to Hatteras Multi-Strategy TEI Institutional Fund, L.P., c/o UMB Fund Services, Inc. at P.O. Box 2175, Milwaukee, WI 53201-2175,
     Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (414) 270-1068, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Standard Time, on October 26, 2007. IF THE PARTNER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO UMBFS PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON OCTOBER 26, 2007). See Item 4(a)(1)(vii). The value of the Interests may change between August 31, 2007 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Interests being purchased will be determined. See Item 2(b). Partners desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMBFS, at (800) 504-9070 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

          Please note that just as each Partner has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on October 26, 2007, a Partner that tenders its entire Interest will remain a Partner of the Fund through the Repurchase Date, when the net asset value of the Partner's Interest is calculated, notwithstanding the Fund's acceptance of the Partner's Interest for purchase.

ITEM 2. ISSUER INFORMATION.

          (a) The name of the issuer is "Hatteras Multi-Strategy TEI Institutional Fund, L.P." The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited partnership. The principal executive office of the Fund is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615 and its telephone number is (919) 846-2324.

          (b) The title of the securities that are the subject of the Offer is "limited partnership interests," or portions thereof, in the Fund. As of the close of business on August 31, 2007, the net asset value of the Fund was $56,854,175. Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by and not withdrawn by Partners as described above in Item 1.

          (c) There is no established trading market for the Interests, and any transfer of an Interest is strictly limited by the terms of the Partnership Agreement.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

          The name of the filing person (i.e., the Fund and the subject company) is "Hatteras Multi-Strategy TEI Institutional Fund, L.P." The Fund's principal executive office is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615 and the telephone number is (919) 846-2324. The principal executive office of the General Partner is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615. The Fund seeks to achieve its investment objective by investing substantially all of its assets in the Hatteras Multi-Strategy Offshore Institutional Fund, LDC, a Cayman Islands limited duration company with the same investment objective as the Fund (the "Offshore Fund"). The Offshore Fund will in turn invest substantially all of its assets in Hatteras Master Fund, L.P., a Delaware Limited Partnership (the "Master Fund"). The Offshore Fund serves solely as an intermediate entity through which the Fund will invest in the Master Fund. The Offshore Fund makes no independent investment decisions and has no investment or other discretion over any investable assets. The investment manager of the Master Fund is Hatteras Investment Partners, LLC (the "Investment Manager"). The principal executive office of the Investment Manager is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615. The directors on the Fund's board of directors (the "Board of Directors") are David B. Perkins, H. Alexander Holmes, Arthur E. Lottes, III, Steve E. Moss and Gregory S. Sellers. Their address is c/o Hatteras Multi-Strategy TEI Institutional Fund, L.P. at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina 27615.

ITEM 4. TERMS OF THE TENDER OFFER.

          (a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by Partners by 12:00 midnight, Eastern Standard Time, on October 26, 2007 (or if the Offer is extended, by any later Notice Due
Date) and not withdrawn as described in Item 4(a)(1)(vi).

          (ii) The value of the Interests tendered to the Fund for purchase will be the net asset value as of the close of business on December 31, 2007, or, if the Offer is extended, as of any later Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase. See Item 4(a)(1)(v) below.

          A Partner may tender its entire Interest or a portion of its Interest. If a Partner tenders a portion of its Interest in an amount that would cause the Partner's capital account balance to fall below the required minimum account balance of $1,000,000, the General Partner reserves the right to reduce the amount to be repurchased from the Partner so that the required minimum capital account balance is maintained or to repurchase the remainder of the Partner's Interest in the Fund. Each Partner that tenders an Interest that is accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date. The Note will entitle the Partner to be paid an amount equal to the value, determined as of the Repurchase Date, of the Interest being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). The Note will entitle the Partner to receive the Initial Payment in an amount equal to at least 90% (100% in the case

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of a Partner that tenders less than its entire Interest) of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase. The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment. In the case of a Partner that tenders its entire Interest, the Note will also entitle a Partner to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. Final adjustments of payments in connection with the repurchased Interests generally will be made promptly after the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

          The purchase amount will be paid entirely in cash.

          (iii) The Offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, on October 26, 2007. Partners that desire to tender an Interest for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Directors.

          (iv) Not applicable.

          (v) At the absolute discretion of the Board of Directors, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Partners of such extension. If the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Partners. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Directors, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated September 28, 2007, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Partners.

          (vi) Until the Notice Due Date, Partners have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Standard Time, October 26, 2007 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Fund has not yet accepted a Partner's tender of an Interest on or prior to November 26, 2007 (i.e., the date 40 business days from the commencement of the Offer), a Partner will also have the right to withdraw its tender of its Interest after such date.

          (vii) Partners wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 12:00 midnight, Eastern

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Standard Time, on October 26, 2007 (or if the Offer is extended, by any later
Notice Due Date). The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission. A Partner choosing to fax a Letter of Transmittal to UMBFS must also send or deliver the original completed and executed Letter of Transmittal to UMBFS promptly thereafter.

          Any Partner tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above. (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered if and when it gives written notice to the tendering Partner of its election to purchase such Interest.

          (ix) If Interests in excess of approximately 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

          (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Partners that do not tender Interests. Partners that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes; however, that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Partners that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Partners from time to time. Payment for Interests purchased pursuant to the Offer may also require the Fund to tender a portion of its Interest in the Master Fund via the Offshore Fund. Such a tender by the Fund could result in the Investment Manager being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Master Fund earlier than the Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses for the Master Fund. In addition to its own operating expenses, the Fund also bears a pro rata portion of the operating expenses of the Offshore Fund and the Master Fund.

          (xi) Not applicable.

          (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer. Partners should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

          A Partner who sells all or part of the Partner's Interest to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Partner exceeds the Partner's adjusted tax basis in the Partner's entire Interest at that time. The Partner's adjusted tax basis in the Partner's Interest will be reduced by the amount of any cash received by the Partner from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Partner. It is possible, however, that Partners might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a partner disposes of the partner's share of "unrealized receivables" of a partnership (as defined in Internal Revenue Code section 751). No loss will be recognized by a Partner on such a sale to the Fund, except that a Partner who sells the Partner's entire Interest to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Partner is less than the Partner's adjusted tax basis in the Interest.

               (2) Not applicable.

          (b) Any Interests to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          The Fund's registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on December 6, 2006 (as it may be amended, modified or otherwise supplemented from time to time, the "Registration Statement"), and the Partnership Agreement, each of which was provided to each Partner in advance of subscribing for Interests, provide that the Board of Directors has the discretion to determine whether the Fund will purchase Interests from Partners from time to time pursuant to written tenders, and that one of the factors the Board of Directors will consider in making such determination is the recommendations of the General Partner and the Investment Manager. The Registration Statement also states that the General Partner and the Investment Manager expect that they will recommend to the Board of Directors that the Fund offer to repurchase Interests from Partners quarterly each year. The Fund commenced operations on February 1, 2007 and has made no previous offers to purchase Interests from Partners since inception.

          The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the General Partner, the Investment Manager or members of the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager; and (ii) any other person, with respect to the Interests.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

          (a) The purpose of the Offer is to provide liquidity to Partners that hold Interests, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Partnership Agreement.

          (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Partnership Agreement. The Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the General Partner.

          (c) None of the Fund, the General Partner, the Investment Manager or the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Directors or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by
Section 13 of the 1940 Act; (6) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the General Partner), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (7) any changes in the Partnership Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed approximately 5.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of a portion of the Fund's Interest in the Master Fund via the Offshore Fund or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Interests for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash or (2) a portion of its Interest in the Master Fund, via the Offshore Fund, in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.

          (b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

          (c) Not applicable.

          (d) None of the Fund, the General Partner, the Investment Manager of the Master Fund or the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager of the Master Fund has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Interests, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Partners or from a tender of a portion of its Interest in the Master Fund via the Offshore Fund.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

          (a) Not applicable.

          (b) Other than the acceptance of subscriptions as of August 1, 2007 and September 1, 2007, there have been no transactions involving Interests that were effected during the past 60 days by the Fund, the General Partner, the Investment Manager, any member of the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

          (a) (1) The Fund commenced operations on February 1, 2007. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Partners pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Audited Financial Statements for the Period from February 1, 2007 (Commencement of Operations) to March 31, 2007, previously filed with the SEC on Form N-CSR on June 8, 2007.

               (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have shares, and consequently does not have earnings per share information.

               (3) Not applicable.

               (4) The Fund does not have shares, and consequently does not have book value per share information.

          (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

          (a) (1) None.

              (2) None.

              (3) Not applicable.

              (4) Not applicable.

              (5) None.

          (b) None.

ITEM 12. EXHIBITS.

          Reference is hereby made to the following exhibits, which collectively constitute the Offer to Partners and are incorporated herein by reference:

          A.   Cover Letter to Offer to Purchase and Letter of Transmittal.

          B.   Offer to Purchase.

          C.   Form of Letter of Transmittal.

          D.   Form of Notice of Withdrawal of Tender.

          E. Forms of Letters from the Fund to Partners in connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                                        HATTERAS MULTI-STRATEGY TEI
                                        INSTITUTIONAL FUND, L.P.


                                        By: /s/ David B. Perkins
                                            ------------------------------------
                                        Name: David B. Perkins
                                        Title: President and Chairman of the
                                               Board of Directors


                                        HATTERAS INVESTMENT MANAGEMENT LLC,
                                        as General Partner


                                        By: /s/ David B. Perkins
                                            ------------------------------------
                                        Name: David B. Perkins
                                        Title: Managing Member

September 28, 2007

                                  EXHIBIT INDEX

EXHIBITS

A    Cover Letter to Offer to Purchase and Letter of Transmittal.

B    Offer to Purchase.

C    Form of Letter of Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Partners in connection with the Fund's acceptance of tenders of Interests.